

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 18, 2016

Pietro Satriano
President and Chief Executive Officer
US Foods Holding Corp.
9399 W. Higgins Road, Suite 500
Rosemont, IL 60018

> **Re:** **US Foods Holding Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 13, 2016**
> **File No. 333-209442**

Dear Mr. Satriano:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 46

1. Please tell us how you arrived at the amount you present for total consideration paid to existing owners as of April 2, 2016. It does not appear the amount reflects the impact of dividends paid to the existing shareholders, which would reduce the effective cash cost of shares held by such shareholders. Refer to Item 506 of Regulation S-K.

Management

Composition of the Board of Directors, page 99

2. We note your disclosure that the Board of Directors fixed the current number of directors at eight and there is currently one vacancy. However we note your disclosure on page 149 that the Amended and Restated Stockholders Agreement provides that upon

Pietro Satriano
US Foods Holding Corp.
May 18, 2016
Page 2

completion of the offering the Board of Directors will consist of 10 directors with one vacancy. Please clarify the number of directors you will have upon completion of the offering and tell us if you expect to fill any vacancies or name additional directors prior to effectiveness.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Andrew Blume, Staff Accountant, at (202) 551-3254, if you have questions regarding our comment on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director
Consumer Products